Exhibit 99.1
Explanatory Note

This Form 6-K/A amends “Shinhan Financial Group’s Board made a resolution to issue Write-down Contingent Capital Securities” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on 9 December, 2021. In consideration of the recent changes in the issuance conditions, the Board of Directors of SFG decided to issue the securities by changing the issuance limit and the type of securities from ‘USD-denominated Write-down Contingent Capital Securities’ to ‘KRW-denominated Write-down Contingent Capital Securities’ through a resolution of the board of directors on August 12, 2022.

The amendment is to correct ‘Type of Securities,’ ‘Total Amount of Issuance Limit’ of ‘2. Details of issuance:’ and ‘Call Provision’ described below. All other information in the announcement dated 9 December, 2021 remain unchanged.

On August 12, 2022, the board of directors of Shinhan Financial Group made a resolution to issue KRW-denominated Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance:

Type of Securities	Write-down Contingent Capital Securities (Basel 3 Compliant Additional Tier1 Capital)
Total Amount of Issuance Limit	Up to KRW 270 billion
Maturity of Securities	Perpetual Securities
Call Provision	Call options to redeem at every interest (dividend) payment date (3 months) after 5 years or 10 years from the issuance date by the issuer.
Point of Non-Viability Trigger Event

Under Article 2 of the Act on the Structural Improvement of the Financial Industry, the total amount of the contingent capital securities (including interests or dividends) will be written off without any prior consent or approval from related parties if the issuing company is designated as an insolvent financial institution.

* The details of issuance and interest rate will be delegated to the Chief Executive Officer.